UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis U.S. Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

174 AVENUE DE FRANCE

Paris, France 75013

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

sanofi-aventis U.S. Savings Plan

Years Ended December 31, 2010 and 2009

With Report of Independent Auditors

sanofi-aventis U.S. Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Pension Committee

sanofi-aventis U.S. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis U.S. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP

Metropark, New Jersey

June 24, 2011

sanofi-aventis U.S. Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments at fair value:
Allocated share of sanofi-aventis U.S. Savings Master Trust net assets, at fair value	$2,454,376,364	$551,135,970
Mutual funds	—	1,630,084,399
Common and commingled trusts	—	73,625,311
	2,454,376,364	2,254,845,680

Receivables
Income receivable	1,207,706	541,118
Contributions receivable – employee	5,698	2,961,303
Contributions receivable – employer	7,521,626	9,965,621
Notes receivable from participants	32,171,753	32,326,886
	40,906,783	45,794,928
Total assets	2,495,283,147	2,300,640,608

Liabilities
Accrued administrative expenses	7,181	34,010
Net assets available for benefits, at fair value	2,495,275,966	2,300,606,598

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,737,045)	(10,259,172)
Net assets available for benefits	$2,481,538,921	$2,290,347,426

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Investment activity
Contributions:
Employee	$111,315,677	$122,316,886
Employer	90,780,171	102,085,969
Investment income:
Net investment income from Master Trust	317,665,392	62,506,328
Interest and dividends	4,390,172	33,732,101
Net (depreciation) appreciation in fair value of investments	(72,219,217)	380,605,223
Transfer from other plans	961,844	31,034
Interest on notes receivable from participants	1,872,927	2,115,840
Total additions	454,766,966	703,393,381

Deductions
Distributions	263,060,462	115,154,190
Fees and administrative expenses	497,663	653,836
Transfer to other plans	17,346	102,140
Total deductions	263,575,471	115,910,166
Increase in net assets available for benefits	191,191,495	587,483,215

Net assets available for benefits at beginning of year	2,290,347,426	1,702,864,211
Net assets available for benefits at end of year	$2,481,538,921	$2,290,347,426

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the sanofi-aventis U.S. Saving Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all employees of sanofi-aventis U.S. Inc. and sanofi-aventis U.S. LLC (the Company) as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective July 1, 2010, sanofi-aventis U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company (the Trustee) entered into an amended and restated Master Trust Agreement creating the sanofi-aventis U.S. Savings Master Trust (the Master Trust) to serve as the funding vehicle for the Plan. Accordingly, the assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the other plans of the employers within the control group. The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investments contracts. No Plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 5).

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee. The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan operations. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 8).

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The sanofi-aventis U.S. Administrative Committee (the Committee or Plan Administrator), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Board of Directors has appointed the Trustee with the responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. Unallocated forfeitures balances as of December 31, 2010 and 2009 were approximately $1,450,000 and $155,000, respectively. During 2010, forfeitures of $92 were used to offset 2010 employer contributions to the Plan. In 2011, forfeitures of $2,037,690 were used to offset employer matching contributions relating to 2010. The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 30% of their eligible pay for 2010 and 2009 in whole percentages (up to the allowable IRS annual maximum — $16,500 for 2010 and 2009) on a pre-tax basis, pursuant to Internal Revenue Code (IRC) Section 401(k). Employees of 50 or older may make an additional catch-up contribution of up to $5,500 for both of 2010 and 2009. After tax contributions of up to 70% of eligible pay are also available.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company provides a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions. The Company match contribution is limited to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match Tiers

0 – 2	100%
3 – 6	125%
7 years or more	150%

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Upon plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices. Participants may change their investment choices at any time. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Vesting

Participants are always 100% vested in their pre-tax, catch up, and after-tax contributions accounts (contributions and related earnings). Employees who were participants on or before December 31, 2005 are 100% vested in their Company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years. If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Participants Loans

Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the plan document. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company. Currently, interest rates associated with participant loans range from 4.25% to 10.50%. Loan balances are payable in semi-monthly installments generally over a term of up to five years. A participant may not have more than three loans outstanding at any point in time. Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses

All expenses incidental to the maintenance and administration of the Plan are paid by the Plan, unless they are paid by the Company.

Transfers from/to Other Plans

The Plan allows transfers between plans within the control group of companies. Transfers from the sanofi-aventis Puerto Rico Savings Plan (Puerto Rico Plan) to the Plan were $961,844 for the year ended December 31, 2010. For the year ended December 31, 2009, transfers to the Plan totaling $31,034 were made from the Puerto Rico Plan and from the former Roussel Corporation Savings Plan ($17,671 and $13,363, respectively). Transfers from the Plan of $17,346 and $102,140 for the years ended December 31, 2010 and 2009, respectively, were made to the Sanofi Pasteur Inc. 401(k) Plan and the Puerto Rico Plan, respectively.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value mutual fund investments in the Master Trust.

The Plan’s investments in mutual funds and common and commingled trusts are stated at fair value. Quoted market prices are used to value mutual fund investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common and commingled trusts are valued at the net asset value of shares held by the Plan at year end for the underlying securities in all of the Master Trust’s commingled accounts. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The stable value fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and are comprised of guaranteed investment contracts (GICs) and synthetic GICs. These investments are recorded at fair value (see Note 5); however since these contracts are fully-benefit responsive an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully-benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows. The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrap rebid value is $650,070 and $468,988 at December 31, 2010 and 2009, respectively.

The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.18% and 4.66% and the average yield was 3.58% and 4.33% during 2010 and 2009, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 95% and 99% at December 31, 2010 and 2009, respectively.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

December 15, 2010 and is required to be applied retrospectively. The adoption of ASU 2010-25 in 2010 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain prior year amounts previously presented have been reclassified to conform to the current year presentation.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010; however at December 31, 2010 all of the Plan’s assets are invested in the Master Trust (see Note 5).

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end, which are based on quoted market prices.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer (see Note 2 regarding the Stable Value fund).

Company stock: Valued at the NAV of shares held by the Plan at year end for the underlying publicly traded securities held in all of the Master Trust’s separate accounts.

Separate accounts: Valued at the NAV of shares held by the Plan at year end for the underlying publicly traded securities held in all of the Master Trust’s separate accounts.

Common and commingled trusts: Valued at the NAV of shares held by the Plan at year end for the underlying securities held in all of the Master Trust’s commingled accounts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, excluding beneficial interest in the Master Trust, as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Retirement date funds (a)	$954,861,188	$—	$—	$954,861,188
U.S. equities and bonds	675,223,211	—	—	675,223,211
Common and commingled trusts:
Wellington Large Cap Research Fund (b)	—	73,625,311	—	73,625,311
Total assets at fair value	$1,630,084,399	$73,625,311	$—	$1,703,709,710

(a)          This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

(b)         This common/collective trust has the goal of first growing and second preserving principal and contains a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

4. Investments

The following table presents the fair value of investments that represent 5% or more of the net assets available for benefits at December 31, 2009:

Mutual Funds
AF Growth of America	$126,860,396
PIMCO Total Return Fund	130,783,806
Retirement 2020	156,596,174
Retirement 2025	165,382,025
Retirement 2030	190,506,371
Retirement 2035	130,741,482
T. Rowe Price Small Cap Stock Fund	118,576,856

The Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated as follows:

	Year Ended December 31
	2010	2009

Mutual funds	$(66,022,645)	$363,277,418
Common and commingled trusts	(6,196,572)	17,327,805
	$(72,219,217)	$380,605,223

5. Master Trust

The Plan held an individual beneficial interest in the Master Trust for the years ended December 31, 2010 and 2009. The beneficial interest in the Master Trust is expressed in units of value. The number of units applicable to the Plan is determined by the underlying participant accounts held within the Plan. Subsequent contributions or disbursements will increase or decrease, respectively, the number of Plan units.

In July 2010, all investments held within the Plan were placed into the Master Trust as part of the consolidation of assets with the Sanofi Pasteur Inc. 401(k) Plan assets and the amendment and restatement of the Master Trust Agreement.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

At December 31, 2010 and 2009, the Plan’s interest in the Master Trust was approximately 85.5% and 98.9%, respectively.

The following table presents the fair value of investments held in the Master Trust:

	December 31
	2010	2009
Investments
Common and commingled trusts:
Retirement date trusts (c)	$1,854,522,917	$—
U.S. and international equities	159,878,828	—
Separate accounts:		—
U.S. and international equities	137,599,143
Company stock	71,474,580	82,232,794
Mutual funds:
Fixed income securities	168,349,734	—
U.S. and international equities	64,626,402	100,134,450
Money market	2,117,596	—
Stable value fund (a):
Short-term investment fund (b)	33,203,702	40,669,224
Synthetic guaranteed investment contracts	351,350,386	320,738,143
Guaranteed investment contracts	27,670,752	13,706,592
Total assets	2,870,794,040	557,481,203

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,415,410)	(10,409,172)
	$2,856,378,630	$547,072,031

(a)          This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously described in Note 2, contract sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

value is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)         This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

(c)          This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

The following table presents the investment income for the Master Trust:

	Year Ended December 31
	2010	2009

Dividends	$14,757,301	$2,316,320
Interests	14,785,954	14,284,462
Net appreciation in fair value of common stock and mutual funds	349,746,688	46,333,284
	$379,289,943	$62,934,066

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

The following table sets forth by level, within the fair value hierarchy as described in Note 3, the Master Trust assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$1,854,522,917	$—	$1,854,522,917
U.S. and international equities	—	159,878,828	—	159,878,828
Separate accounts :
U.S. and international equities	—	137,599,143	—	137,599,143
Company stock	—	71,474,580	—	71,474,580
Mutual funds:
Fixed income securities	168,349,734	—	—	168,349,734
U.S. and international equities	64,626,402	—	—	64,626,402
Money market	2,117,596	—	—	2,117,596
Stable value fund:
Short-term investment fund	—	33,203,702	—	33,203,702
Synthetic guaranteed investment contracts	—	351,350,386	—	351,350,386
Guaranteed investment contracts	—	—	27,670,752	27,670,752
Total assets at fair value	$235,093,732	$2,608,029,556	$27,670,752	$2,870,794,040

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$82,232,794	$—	$—	$82,232,794
Mutual fund:
International equities	—	100,134,450	—	100,134,450
Stable value fund:
Short-term investment fund	40,669,224	—	—	40,669,224
Synthetic guaranteed investment contracts	—	320,738,143	—	320,738,143
Guaranteed investment contracts	—	—	13,706,592	13,706,592
Total assets at fair value	$122,902,018	$420,872,593	$13,706,592	$557,481,203

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the years ended:

	December 31
	2010	2009

Balance at beginning of year	$13,706,592	$23,870,616
Realized gains	48,475	195,083
Unrealized gain (loss) relating to instruments still held at the reporting date	410,271	(2,487)
Purchases, sales, issuances and settlements (net)	13,551,018	(10,432,724)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(45,604)	76,104
Balance at end of year	$27,670,752	$13,706,592

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

GICs and synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$2,481,538,921	$2,290,347,426
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,737,045	10,259,172
Net assets available for benefits per Form 5500	$2,495,275,966	$2,300,606,598

8. Party-In-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Supplemental Schedule

EIN: #36-4406953

Plan: #005

sanofi-aventis U.S. Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

*	Notes receivable from participants	Participant loans with interest rates ranging from 4.25% to 10.50%	$32,171,753

*      Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS U.S. SAVINGS PLAN

Date:	June 24, 2011	By:	/s/ Liz Donnelly
Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP